Exhibit 12(b)

January 23, 2012

SunAmerica Focused Alpha Large-Cap Fund

a series of SunAmerica Specialty Series

Harborside Financial Center

3200 Plaza 5

Jersey City, New Jersey 07311-4992

SunAmerica Focused Alpha Large-Cap Fund, Inc.

Harborside Financial Center

3200 Plaza 5

Jersey City, New Jersey 07311-4992

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) SunAmerica Focused Alpha Large-Cap Fund (the “Acquiring Fund”), a separate series of SunAmerica Specialty Series (the “Portfolio”), a Delaware statutory trust, (ii) SunAmerica Focused Alpha Large-Cap Fund, Inc. (the “Target Fund”), a corporation organized under the laws of the State of Maryland, and (iii) the holders (the “Target Fund Shareholders”) of shares of the Target Fund (the “Target Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Target Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Target Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund (the “Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated December 19, 2011, adopted by the Board of Trustees of the Portfolio on behalf of the Acquiring Fund and by the Board of Directors of the Target Fund (the “Plan”). This opinion is being delivered pursuant to Section 8.6 of the Plan. The assets to be acquired by the Acquiring Fund are defined in Section 1.2 of the Plan (“Assets”). The liabilities to be assumed by the Acquiring Fund are defined in Section 1.3 of the Plan (“Assumed Liabilities”).

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

SunAmerica Focused Alpha Large-Cap Fund

SunAmerica Focused Alpha Large-Cap Fund, Inc.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

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the transfer to the Acquiring Fund of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Target Fund followed by the distribution by the Target Fund of Acquiring Fund Shares to the Target Fund Shareholders in complete liquidation of the Target Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

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under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Target Fund;

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under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund Shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund except for any gain or loss that may be required to be recognized solely as a result of the transfer of any stock in a passive foreign investment company as defined in section 1297(a) of the Code;

•	under section 354 of the Code, no gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares solely for Acquiring Fund Shares in the Reorganization;

•

under section 358 of the Code, the aggregate basis of Acquiring Fund Shares received by the Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund Shares exchanged therefor by such shareholder;

•	under section 1223(1) of the Code, the holding period of Acquiring Fund Shares to be received by the Target Fund Shareholder pursuant to the Reorganization will include the holding period

SunAmerica Focused Alpha Large-Cap Fund

SunAmerica Focused Alpha Large-Cap Fund, Inc.

of the Target Fund Shares exchanged therefor, provided that the Target Fund Shareholder held the Target Fund Shares as capital assets at the time of the Reorganization;

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under section 362(b) of the Code, the basis of each Asset transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Asset in the hands of to the Target Fund immediately prior to the transfer, except for certain adjustments that may be required to be made solely as a result of gain recognized on the transfer of certain assets of the Target Fund; and

•

under section 1223(2) of the Code, the holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund except for any assets on which gain was recognized upon the transfer to the Acquiring Fund.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. We do not express an opinion as to the effect of the Reorganization on the Target Fund with respect to the recognition of any unrealized gain or loss for any Asset that is required to be marked to market for U.S. federal income tax purposes upon termination of the Target Fund’s taxable year or as a result of the transfer of certain assets of the Target Fund. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Sincerely yours,

/s/    Willkie Farr & Gallagher LLP